UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 000-19032
CUSIP Number: 049513104
(Check One): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☑ Form 10-Q   ☐Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR
          For Period Ended March 31, 2007
☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR
          For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Atmel Corporation

Full Name of Registrant

Former Name if Applicable
2325 Orchard Parkway

Address of Principal Executive Office (Street and Number)
San Jose, CA 95131

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.) ☐
(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As disclosed in the Registrant’s current report on Form 8-K filed with the SEC on July 25, 2006, the Audit Committee of the Registrant’s Board of Directors initiated an independent investigation regarding timing of past stock option grants and other potentially related issues, including the potential accounting impact. The Audit Committee is being assisted by independent legal counsel and independent accounting consultants.
As disclosed in the Registrant’s current report on Form 8-K filed with the SEC on May 1, 2007, the Audit Committee of the Registrant’s Board of Directors has substantially completed its independent investigation. As a result of the measurement date errors identified in the Audit Committee’s investigation, the Registrant has determined that material stock-based compensation adjustments are required for measurement date errors in the period beginning in 1993 and continuing through January 2004. The Registrant estimates that aggregate non-cash stock-based compensation expenses for the period from 1993 through 2005, excluding related income tax adjustments, will be approximately $125 million. Any such compensation expenses would have the effect of decreasing net income or increasing net loss and decreasing retained earnings or increasing accumulated deficit as reported in the Registrant’s historical financial statements.
The Registrant will not be in a position to file its Quarterly Report on Form 10-Q for the period ended March 31, 2007 until the Registrant’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2006 and September 30, 2006 and Annual Report on Form 10-K for the fiscal year ended December 31, 2006 are filed with the SEC. Such filings will not occur within the prescribed time period for the filing of the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2007 (including the extension under Rule 12b-25). The Registrant will make every effort to file its Quarterly Report on Form 10-Q for the period ended March 31, 2007 as soon as practicable.
Although the Audit Committee’s investigation is substantially complete, , the Registrant has not determined the final aggregate amount of additional stock-based compensation expenses that may need to be recorded or the amount of such expenses that may need to be recorded in any specific prior period or in any future period. Further, there can be no assurance that no other matters will come to the attention of the Audit Committee during the course of its investigation that will require additional adjustments to the Registrant’s financial statements.
The Registrant has not yet determined the tax consequences that may result from these matters or whether tax consequences will give rise to monetary liabilities which may have to be satisfied in any future period.
In light of the Audit Committee’s investigation, the Registrant is evaluating its internal control over financial reporting, but has not yet completed its analysis of the impact of this situation on its internal control over financial reporting.
On January 30, 2007, the Registrant reported in a current report on Form 8-K that the NASDAQ Listing and Hearing Review Council, acting pursuant to its discretionary authority under NASDAQ Rule 4807(b), had called for review the NASDAQ Listing Qualifications Panel decision that established a deadline of February 9, 2007, for the Registrant to file with the Securities and Exchange Commission its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2006 and September 30, 2006, as well as any necessary restatements for prior financial periods.
The Listing Council also determined to stay the Panel decision, including the February 9th deadline, as well as future Panel determinations to suspend the Registrant’s securities from trading, pending further action by the Listing Council. The Registrant believes this action will provide it with additional time beyond February 9, 2007 to complete the Registrant’s previously announced independent investigation related to its stock option practices and accounting, and finalize and file with the SEC the delayed quarterly reports and any necessary restatements for prior financial periods. The Listing Council informed the Registrant that it may submit in writing additional information for the Listing Council’s consideration, which it did on March 2, 2007. There can be no assurance that the outcome of the Listing Council’s review will be favorable to the Registrant or that the Registrant will remain listed on the NASDAQ Global Select Market.

This form contains forward-looking statements that involve risks and uncertainties, including statements regarding the description, amount and timing of pre-tax, non-cash stock-based compensation charges, the effects of the charges on the Registrant’s past financial statements, the filing of the Registrant’s delayed and restated SEC reports and other statements of expectation and belief. All forward- looking statements included in this form are based upon information available to Atmel as of the date of this form, which may change, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include the discovery of additional information relevant to the independent investigation, any additional conclusions of the Audit Committee (and the timing of such conclusions) concerning matters relating to the Registrant’s stock option grants and the impact of the independent investigation on the amount and timing of previously recorded stock-based compensation and the impact of other potentially related issues, the timing of review and conclusions of the Registrant’s independent registered public accounting firm regarding the Registrant’s stock option grants and related accounting, accounting adjustments to the Registrant’s financial statements for certain periods, the application of accounting or tax principles in an unanticipated manner, an unanticipated delay in the preparation and filing of the Registrant’s required reports with the SEC or an inability to meet the requirements of the NASDAQ Global Select Market for continued listing of the Registrant’s shares, and other risks detailed from time to time in Atmel’s SEC reports and filings, including our Form 10-K, filed on March 16, 2006 and subsequent Form 10-Q report for the quarter ended March 31, 2006, filed on May 10, 2006.
The independent investigation has had and may in the future have an impact on the Registrant’s ability to file required reports with the SEC on a timely basis; its ability to meet the requirements of the NASDAQ Global Select Market for continued listing of its shares; potential claims and proceedings relating to such matters, including shareholder or employee litigation and action by the SEC and/or other governmental agencies; and negative tax or other implications for the Registrant resulting from accounting adjustments or other factors.
(Attach Extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Robert Avery	(408)	441-0311

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐Yes   ☑No
Form 10-Q for the quarter ended June 30, 2006
Form 10-Q for the quarter ended September 30, 2006
Form 10-K for the fiscal year ended December 31, 2006
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐Yes   ☐No*
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*	Because of the independent investigation regarding timing of past stock option grants and other potentially related issues discussed in Part III above, the Registrant has not checked either box in Part IV subsection 3, as it is not possible at this time for the Registrant to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Quarterly Report on Form 10-Q for the period ended March 31, 2007.

Atmel Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2007	By:	/s/ Robert Avery
		Name:	Robert Avery
		Title:	Vice President Finance and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).